Exhibit 99.2

PUXIN LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NEW)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 19, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Puxin Limited (the “Company”) will be held at Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, People’s Republic of China on December 19, 2019 at 9:00 a.m. – 11:00 a.m. (Beijing Time).

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 18, 2019.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person. In order to assist us in our preparation for the AGM, please RSVP by email ir@pxjy.com.

By Order of the Board of Directors,

Puxin Limited

/s/ Yunlong Sha

Yunlong Sha

Chairman and Chief Executive Officer

Beijing, China

November 15, 2019

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